Concordia International Corp. Announces Update on its Recapitalization Transaction, Filing of Certain Documents in connection with the Implementation of its Recapitalization Transaction and Intention to Complete Private Placement with Management
Mississauga, Ontario, August 13, 2018 - Concordia International Corp. (“Concordia” or the “Company”) (TSX: CXR) announced today that in connection with the previously announced recapitalization transaction (the “Recapitalization Transaction”) to be implemented pursuant to Concordia’s plan of arrangement under the Canada Business Corporations Act (the “CBCA Plan”), the Company has substantially finalized the following documents, each of which is to be finalized and executed on the implementation of the Recapitalization Transaction:

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the indenture (the “New Senior Secured Notes Indenture”) to be entered into by Concordia, as issuer, certain subsidiaries of Concordia as guarantors party thereto from time to time, and GLAS Trust Company LLC, as trustee and collateral agent, pursuant to which the new senior secured notes to be issued pursuant to the CBCA Plan will be issued by Concordia; and

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the credit and guaranty agreement (the “New Senior Secured Term Loan Agreement”) to be entered into by Concordia, as borrower, certain subsidiaries of Concordia as guarantors party thereto from time to time, GLAS Trust Company LLC, as administrative and collateral agent, and the lenders party thereto from time to time, pursuant to which the new senior secured term loans to be issued pursuant to the CBCA Plan will be issued by Concordia, each as further described in the Company’s management information circular dated May 15, 2018.
The substantially final version of the New Senior Secured Notes Indenture and the New Senior Secured Term Loan Agreement will be posted for review on the Company’s website at www.concordiarx.com and under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The final versions of these documents will be posted following implementation of the Recapitalization Transaction under the Company’s profile on SEDAR and on EDGAR at the addresses set forth above.
The Company also intends to make available for review the substantially final version of the investor rights agreement to be entered into by Concordia and the parties participating in its private placement in connection with the Recapitalization Transaction, and the substantially final version of the previously announced and posted amendments to the articles of Concordia to become effective on the Effective Date pursuant to the CBCA Plan. Concordia will issue a press release once these documents have been posted for viewing.

The Company also announced today that it is extending the closing date of the Recapitalization Transaction. It is expected that the Recapitalization Transaction will be completed as soon as possible and before the end of the Company’s third fiscal quarter, subject to the satisfaction or waiver of all other conditions to the CBCA Plan.
Management Private Placement
The Company also announced that, in connection with the Recapitalization Transaction, it intends to complete a non-brokered private placement (the “Management Private Placement”) whereby certain members of management (the “Management Participants”) will subscribe for up to 85,000 limited voting shares of the Company in aggregate.
The Management Private Placement will occur immediately after completion of the Recapitalization Transaction at an issue price of US$13.69 (the “Issue Price”) per limited voting share of the Company, for aggregate proceeds of up to US$1,163,650. The Issue Price is equal to the price per limited voting share that will be paid by participants in the US$586.5 million private placement that is included as part of the Recapitalization Transaction and the CBCA Plan.
Immediately following implementation of the CBCA Plan and prior to completion of the Management Private Placement, there will be approximately 48,854,292 limited voting shares of the Company issued and outstanding. The Management Private Placement will increase the number of issued and outstanding limited voting shares by up to 85,000, to up to approximately 48,939,292, representing an increase of up to approximately 0.17%.
Closing of the Management Private Placement is subject to certain conditions, including the approval of the Toronto Stock Exchange (the “TSX”). The TSX requires that shareholder approval be obtained in connection with a private placement wherein the price per listed security will be below the maximum discount to “market price” permitted by Section 607(e) of the TSX Company Manual (the “Manual”). Pursuant to the Manual, “market price” will generally be determined based on the five-day volume-weighted average trading price (the “5-day VWAP”) of the applicable security. As the Company’s authorized capital that is expected to be listed on the TSX will only include limited voting shares following implementation of the CBCA Plan, which will occur immediately prior to the completion of the Management Private Placement, there is currently no 5-day VWAP available. Accordingly, shareholder approval of the Management Private Placement will be sought. With the permission of the TSX, the Company intends to obtain shareholder approval for the completion of the Management Private Placement by way of written consents in lieu of a meeting pursuant to Section 604(d) of the Manual. Pursuant to the Manual, the Management Private Placement will not close any earlier than five business days after the date hereof.
The Management Participants are “insiders” under the Ontario Securities Act and “related parties” under Multilateral Instrument 61-101 – Protection of Minority Security Holders (“MI 61-101”). The Management Private Placement constitutes a “related party transaction” within the meaning of MI 61-101; however, the Company is exempt from the valuation and minority shareholder approval requirements of MI 61-101 under Sections 5.5(a) and 5.7(a) of MI 61-101, respectively.
The subscription agreements to be executed in connection with the Management Private Placement will prohibit the Management Participants from selling any of their limited voting shares of the

Company during the six-month period following implementation of the CBCA Plan, subject to customary exceptions.
Disclosure of Certain Information Pursuant to Confidentiality Agreements
Concordia also announced today the disclosure of certain non-public information (the “Disclosure Materials”) that has been provided to certain Secured Debtholders and Unsecured Debtholders that entered into confidentiality agreements (collectively, the “Confidentiality Agreements”) with Concordia in connection with advancing the Recapitalization Transaction.  Concordia is now publicly disclosing the Disclosure Materials pursuant to its obligations under the Confidentiality Agreements and will host the Disclosure Materials on its website in the Investors section.  Concordia urges investors not to place any reliance on the Disclosure Materials as such information is outdated.
Any financial projections or forecasts included in the Disclosure Materials were not prepared with a view toward public disclosure or compliance with the published guidelines of the United States Securities and Exchange Commission, applicable Canadian securities regulatory authorities or the guidelines established under the International Financial Reporting Standards (“IFRS”).  The projections do not purport to present the Company's financial condition in accordance with IFRS. The projections are unaudited and were prepared for internal use, capital budgeting and other management decisions and are subjective in many respects. The projections reflect numerous assumptions made by management of the Company with respect to financial condition, business and industry performance, general economic, market and financial conditions, and other matters, all of which are difficult to predict, and many of which are beyond the Company's control. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate. It is expected that there will be differences between actual and projected results, and the differences may be material, including due to the occurrence of unforeseen events occurring subsequent to the preparation of the projections. The inclusion of the projections in the Disclosure Materials should not be regarded as an indication that the Company or its representatives consider the projections to be a reliable prediction of future events, and the projections should not be relied upon as such. Neither Concordia nor any of its affiliates or representatives has made or makes any representation to any person regarding the ultimate outcome of the Company's efforts to realign its capital structure compared to the projections, and none of them undertakes any obligation to publicly update or revise any forward-looking statement or forward looking-information, whether as a result of new information, future events, or otherwise.
About Concordia
Concordia is an international specialty pharmaceutical company with a diversified portfolio of more than 200 patented and off-patent products, and sales in more than 90 countries. Going forward, the Company is focused on becoming a leader in European specialty, off-patent medicines.
Concordia operates out of facilities in Mississauga, Ontario and, through its subsidiaries, operates out of facilities in Bridgetown, Barbados; London, England and Mumbai, India.

Notice regarding future-oriented financial information:
To the extent any forward-looking statements or forward-looking information in this press release or the Disclosure Materials constitute future-oriented financial information or financial outlooks within the meaning of applicable securities laws, such information is being provided to demonstrate the potential financial performance of the Company and readers are cautioned that this information may not be appropriate for any other purpose and that they should not place undue reliance on such future-oriented financial information and financial outlooks.
Future-oriented financial information and financial outlooks (collectively, “FOFI”), as with forward-looking statements and forward-looking information generally, are, without limitation, based on the assumptions and subject to the risks set out below under "Notice regarding forward-looking statements", a number of which are beyond the Company's control. In addition, the following is a summary of the significant assumptions underlying the FOFI contained in the Disclosure Materials:

•	prescription trends;

•	pricing for the Company's products;

•	future market demand trends;

•	mix of sales to government and non-government customers;

•	gross profits for each product;

•	foreign currency rates, including translation between the U.S. dollar and the pound sterling;

•	inventory levels;

•	operating cost estimates;

•	ability to develop and market future product launches;

•	anticipated timing of future product launches;

•	cost to develop future products;

•	anticipated timing to exit markets;

•	operating cost synergies realized; and

•	annual cost of current tax by jurisdiction.
The FOFI do not purport to present the Company's financial condition in accordance with IFRS, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. It is expected that there will be differences between actual and forecasted results, and the differences may be material, including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI. The inclusion of the FOFI in the Disclosure Materials should not be regarded as an indication that Concordia considers the FOFI to be a reliable prediction of future events, and the FOFI should not be relied upon as such.
Risks and other factors related to FOFI include those risks and other factors referenced in this press release as well as in Concordia's filings with the Canadian Securities Regulators and the Securities and Exchange Commission, including (a) the factors described under the heading "Forward-looking Statements" in Concordia's Management's Discussion and Analysis dated August 8, 2018 for the period ended June 30,2018 and (b) the factors described under the heading "Risk Factors"

in Concordia's Annual Report on Form 20-F dated March 8, 2018, both of which are available on SEDAR, online at www.sedar.com and on EDGAR, online at www.sec.gov.
Notice regarding non-IFRS measures
Certain financial data included in the Disclosure Materials, such as EBITDA and Adjusted EBITDA are "non-IFRS measures." These non-IFRS measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as additional information to complement IFRS measures by providing further understanding of the Company's results of operations from management's perspective. Accordingly, they should not be considered in isolation nor as a substitute to the Company's financial information reported under IFRS. Management uses non-IFRS measures to provide supplemental information regarding the Company's operating performance and thus highlight trends in the Company's core business that may not otherwise be apparent when relying solely on IFRS measures.
Notice regarding forward-looking statements and information:
This press release and the Disclosure Materials include forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to statements with respect to: certain documentation to be finalized and/or entered into by Concordia, or that will become effective, upon the implementation of its Recapitalization Transaction; the expected timing for implementation of the Recapitalization Transactions; the disclosure of certain documents expected to be entered into by Concordia in connection with the Recapitalization Transaction; the implementation and timing of the Management Private Placement; the subscription agreements expected to be entered into in connection with the Management Private Placement (including, without limitation, the expected terms thereof); the expected authorized share capital of Concordia upon implementation of the Recapitalization Transaction; the expected listing of the limited voting shares on the TSX; the Recapitalization Transaction; the Recapitalization Transaction resulting in a strong financial foundation for the long-term benefit of the Company and its stakeholders; potential alternatives available to the Company and the Recapitalization Transaction representing the best available alternative to realign the Company's capital structure and position the business for long-term growth; the Recapitalization Transaction being in the best interests of the Company and its stakeholders; the Company seeking a permanent waiver of any and all defaults resulting from the commencement of the CBCA Proceedings and third party change of control provisions that may be triggered by the implementation of the Recapitalization Transaction; positioning the Company for long-term growth; executing the Company's strategy; the Company's available liquidity to operate its business and meet its financial commitments (including commitments to employees, customers, suppliers and business partners); maximizing Concordia's potential; protection for the Company and its subsidiaries against defaults and any related steps or actions under CBCA proceedings; the focus on becoming a leader in European specialty, off-patent medicines; the Company's liquidity; prioritizing a sustainable capital structure for the Company, initiatives to optimize the Company's capital structure; creating a financial foundation that will be able to support the Company's long-term growth, achieving the Company's financial goals, executing the Company’s strategy, prioritizing a sustainable capital structure that will allow Concordia to execute its long term strategy and position it for success, financial forecasts; projections for revenue (including expected revenue by geography), gross profits, adjusted gross profits, EBITDA, adjusted EBITDA, margins and cash flow; revenue by business unit in the United Kingdom; assumptions made in developing financial forecasts; the Company's top molecules and the revenue therefrom; the revenue bridges and the adjusted EBITDA bridges contained in the Disclosure Materials; the expected timing of approval for Photofrin® in China; the key financial information and forecasts for Photofrin®; capital structure objectives; anticipated sales and gross profits; the Company's commercial and regulatory capabilities; the Company's diverse commercial portfolio; the Company's pipeline of products; development costs; the number of molecules in the pipeline; the timeline for pipeline products; the possible revenues for pipeline products and the estimated market value for those products; the Company's ability to source products and its partnership capabilities; the Company's efficient and variable cost structure; expected gross margin contributions; strategies employed by Concordia's segments; the Company's acquisition strategy including with regard to filler acquisitions and strategic acquisitions; anticipated revenue from certain product categories; the Company's asset-light business model and its strategy for manufacturing and sales/distribution; certain of the Company's products having no or limited sales or marketing expenses; the potential additional revenue from new orphan drug indications; the Company's broad geographic footprint and commercial/regulatory capabilities; the Company's strong and experienced management team; the Company's ability to acquire, license and develop off-patent prescription medicines; expected competitive, financial and political forces that will affect the Company's business and the anticipated impacts of those forces; key drivers affecting the Company's business in the United Kingdom and the United States; regulatory investigations and the status and timing thereof; the status of investigations by the United Kingdom's Competition and Markets Authority; the expected impact of the U.K. Health Service Medical Supplies (Costs) Act and the anticipated next steps in the implementation thereof; seeking to become a leading European specialty "off-patent" medicines player; the Company's go-forward strategy including the expected timing for each aspect thereof; driving growth in the United Kingdom; expanding into key European markets; level-setting the Company's United States business; increasing the Company's product pipeline; the Company's approach to non-core markets; extending the Company's lean operating model and building on its existing talent; maximizing the Company's core competencies (including the Company's global commercial footprint, the Company's network of development partners, and its lean cost and tax efficient operating model); the Company's ability to service its debt obligations and meet its earn-out obligations in 2018 and beyond; the Company's ability to optimize and expand its portfolio; entering into in-licensing and development agreements; the Company's ability to expand globally, including building out into target markets; products awaiting regulatory approval; the ability to develop products with the Company's network of external partners; the Company's ability to find partners and expand into new markets; the intention to launch products; success of product launches; expected debt levels and leverage; free cash flows; the Company's debt structure (including its flexibility) and the ability to pay down debt; expected sources of funds (including expected levels of cash on hand); future growth of the Company (including the Company's expansion globally); the ability to use the Company's expected cash flow to pay certain future obligations (including earn-out and debt obligations); cash on hand after satisfying obligations during 2018 and beyond; the performance of the Company's products and segments; the revenue generating capabilities and/or potential of the Company's assets; the Company's financial strength; the ability of the Company's products and/or business divisions to generate a stable revenue stream for the development of products and/or acquisition and/or in-licensing opportunities; the continued and/or expected profitability of the Company's products and/or services; the sales and/or demand for the Company's products; the Company's ability to evaluate growth opportunities on a global scale (and the availability of such opportunities); the ability to expand existing sales of the Company's products in certain markets; market opportunities for the Company's products; the Company's ability to provide patients with safe and efficacious medicines; the safety and efficacy of the Company's products; the Company's products being niche, hard-to-make products; the Company's ability to offer quality niche medicines; the Company's ability to produce new forms and new strengths of niche generics; the Company's ability to bring unique forms and strengths to market; the ability to obtain necessary approvals; the approval and development of Photofrin® as a new treatment for certain forms of cancer; the ability of Photofrin® to combat certain forms of cancer; and other factors.
Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Concordia's management, and are based on assumptions and subject to risks and uncertainties. Although Concordia's management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release or the Disclosure Materials may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks associated with the implementation and timing of the Management Private Placement, the inability to negotiate with Concordia’s lenders, risks associated with the Recapitalization Transaction including the inability to complete the Recapitalization Transaction or complete the Recapitalization Transaction in a timely or efficient manner, the CBCA process not providing the protection sought by Concordia, third parties not complying with the CBCA order and taking steps against Concordia and its subsidiaries, the Recapitalization Transaction not being the best financial path forward for the Company, alternatives to the Recapitalization Transaction that may be available to the Company which are better suited for the Company, the inability of the Recapitalization Transaction to position the Company to deliver on its strategic plans, the inability to address deferred payments as part of any recapitalization transaction, the inability to execute on inorganic or organic opportunities (or such opportunities not being available to the Company), the inability to fully leverage Concordia’s platform, Concordia’s platform proving not to be robust for growth, the inability to create value for all or any stakeholder, Concordia’s inability to acquire targeted products or companies in core and proximate markets, Concordia’s inability to create short, long or mid term growth and/or value, the Recapitalization Transaction not resulting in a strong financial foundation for long-term growth, risks relating to the dilution of existing shareholders as a result of Recapitalization Transaction and dilution pursuant to the issuance of new limited voting shares under the Management Incentive Plan and Management Private Placement, risks relating to the cancellation of all equity interests other than the common shares, the inability of the Company to secure the release of all equity claims other than the existing equity class action claims, the inability of the Company secure that recovery in respect of the existing equity class action claims will be limited to recovery as against any applicable insurance policies, risks related to the Recapitalization Transaction not representing the best available alternative to realign the

Company's capital structure, the inability of the Company to obtain permanent waivers of any and all defaults resulting from the commencement of the CBCA proceedings and third party change of control provisions that may be triggered by the implementation of the Recapitalization Transaction, the inability to realize financial forecasts or projections, the inability to realize projections for revenue (including expected revenue by geography, business unit or product), the inability to achieve revenues and gross margins for certain products and other initiatives, increased competition on the Company's products resulting in an impact on potential revenues and margins, EBITDA, adjusted EBITDA, gross profit, adjusted gross profit and cash flow, risks associated with the assumptions used to develop financial forecasts, Concordia's top molecules not producing expected levels of revenue, risks associated with Concordia's commercial and regulatory capabilities, risks associated with Concordia's commercial portfolio, risks associated with Concordia's pipeline of products, the number of molecules in the pipeline, the timeline for the development and launch of pipeline products, development costs, the possible revenues for pipeline products and the markets for those products, the inability to achieve the forecasted revenues for pipeline products and the inability to launch pipeline products in the markets for those products, the inability to source products or enter into partnerships, the inability to maintain Concordia's efficient and variable cost structure, the inability to achieve projected gross margins, the inability to implement the Company's strategies for its segments, the Company's products not producing anticipated revenues, the inability to maintain Concordia's asset-light business model and strategy for manufacturing and sales/distribution, the inability to realize potential additional revenue from new orphan drug indications, the inability to acquire, license or develop off-patent prescription medicines, the impact of competitive, financial and political forces on the business, risks associated with working with, or finding, development partners, the inability to maintain a tax efficient operating model, the Company's inability to become a leading European specialty "off-patent" medicines player, the inability to implement the Company's go-forward strategy or to implement such strategy within the expected timeline, the Company's inability to drive growth in the United Kingdom, the Company's inability to expand into certain markets, the Company's inability to level-set its United States business, the Company's inability to increase its pipeline of products, the Company's inability to vary its approach to non-core markets, the Company's inability to extend its lean operating model and build on its existing talent, the Company's inability to reduce debt (which could result in the Company having to file for bankruptcy or insolvency proceedings), the CBCA process not affording the protection sought by Concordia, the CBCA process not adequately addressing the Company's realignment of its capital structure and not benefiting all stakeholders, Concordia's securities, risks associated with developing new product indications, increased indebtedness and leverage, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, the inability to repay debt and/or satisfy future obligations (including, without limitation, earn-out obligations), risks associated with Concordia's outstanding debt, risks associated with the geographic markets in which Concordia operates and/or distributes its products, risks associated with expanding into new markets, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the use of Concordia's products to treat certain diseases, the pharmaceutical industry and the regulation thereof, regulatory investigations including the investigations by the United Kingdom's Competition and Markets Authority, risks associated with the failure to comply with applicable laws, risks associated with litigation including the class action lawsuits that the Company is currently subject to and the potential significant damages and costs that are associated therewith, legislative changes (including, without limitation, the U.K. Health Service Medical Supplies (Costs) Act), risks associated with regulatory and/or government intervention on the prices of the Company's products, risks relating to supply, distribution and in-licensing arrangements, possible failure to realize the anticipated benefits of acquisitions, in-licensing arrangements and/or product launches, risks associated with the integration of assets and businesses into Concordia's business, risks associated with acquisitions (including the failure to uncover or appreciate material liabilities associated therewith), product launches (including, without limitation, unsuccessful product launches), the inability to launch products, the inability to in-license products, the inability to procure active pharmaceutical ingredients and maintain supply of the Company's products to meet market demands, the fact that historical and projected financial information may not be representative of Concordia's future results, the failure to obtain regulatory approvals (including, without limitation, with respect to product launches and Photofrin®), the inability to grow sales and EBITDA of Concordia’s products, including, without limitation, Photofrin®, economic factors, market conditions, acquisition opportunities, in-licensing opportunities, risks associated with the acquisition, in-licensing and/or launch of pharmaceutical products, the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Concordia's niche, hard-to-make products), the impact of increased competition on the volume and price of the Company's products, risks associated with the loss of hospital tenders, formulary exclusions, and/or de-prescribing guidelines issued by applicable prescribing groups, the inability to grow product sales through marketing and/or promotion, risks associated with customers deferring purchase orders for the Company's products, risks associated with working with external partners, risks associated with the inability to supply products due to, without limitation, stock-outs and/or product recalls and/or rejections, risks associated with slower uptake of the Company's products, higher than expected erosion of the volume of sales of Concordia's products, the impact of non-FDA approved products on the sales of Concordia's products, including Donnatal®, general economic and stock market conditions, risks associated with the United Kingdom's exit from the European Union (including, without limitation, risks associated with legislative changes, regulatory changes in the pharmaceutical industry, changes in cross-border tariff and cost structures and the loss of access to the European Union global trade markets), risks related to patent infringement actions, the loss of intellectual property rights, risks and uncertainties detailed from time to time in Concordia's filings with the Securities and Exchange Commission and the Canadian Securities Administrators, and many other factors beyond the control of Concordia.
Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward‐looking statements and information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward‐looking statement or information can be guaranteed. Except as required by applicable securities laws, forward‐looking statements and information speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward‐looking statement or information, whether as a result of new information, future events, or otherwise.
All subsequent oral or written forward-looking statements and information attributable to Concordia or any of its directors, officers or employees, or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above.
For further information, please contact:
Adam Peeler
Concordia International Corp.
905-842-5150 x 240
adam.peeler@concordiarx.com